

Mail Stop 3010

April 13, 2010

Mr. Jerry E. Polis
President and Chairman
ASI Technology Corporation
980 American Pacific Drive, Suite #111
Henderson, Nevada 89014

   Re: ASI Technology Corporation
     Preliminary Information Statement on Schedule 14C
     Filed February 22, 2010
     File No. 000-06428

Dear Mr. Polis:

   We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to the comment in our letter dated March 17, 2010. We are unable to agree that your discussions with the seven consenting stockholders regarding the need for additional shares available for issuance and the need to have a new option plan did not constitute a solicitation that was subject to the provisions of the proxy rules. Please revise your information statement to include a description of your communications with those stockholders prior to obtaining their consents. Provide disclosure indicating that your communications may be viewed as a solicitation of those holders and that such solicitation was conducted without full compliance with the proxy rules.

             * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jerard T. Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Henry E. Lichtenberger
        Sklar Williams LLP (via facsimile)